Exhibit 3.1

Articles of Amendment

of

Entercom Communications Corp.

A new article, Article 20th, is added to the Articles of Incorporation of Entercom Communications Corp.  Such Article 20th reads in its entirety as follows:

TWENTIETH.  Any or all shares of each class and series may be certificated or uncertificated, except as may be expressly provided in the terms of any class or series.  The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.